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02018224

SECURI[...]ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED FEB 28 2002 PROCESSING WASH. D.C. SECTION

SEC FILE NUMBER
8- 39564

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Oakbrook Investment Brokers, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 West 727 Butterfield Road, Suite D
(No. and Street)

Oakbrook Terrace,	Illinois	60181
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert G. Stevens (630) 691-1880
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name — *if individual, state last, first, middle name*)

13116 South Western Avenue,	Blue Island,	Illinois	60406
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 3 2002
THOMSON FINANCIAL

P
NP

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/12/02
S.S

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert G. Stevens, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oakbrook Investment Brokers, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

"OFFICIAL SEAL"
BRENDA BATTERTON CLARK
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 12/6/2003

Brenda Batterton Clark
Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OAKBROOK INVESTMENT BROKERS, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2001

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Oakbrook Investment Brokers, Inc.

We have audited the accompanying statement of financial condition of Oakbrook Investment Brokers, Inc. as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Oakbrook Investment Brokers, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
February 12, 2002

OAKBROOK INVESTMENT BROKERS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash	$ -0-
Receivable from broker/dealers	33,439
Furniture and equipment at cost, less $55,729 accumulated depreciation	2,283
Other assets	725
TOTAL ASSETS	$ 36,447

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable	$ 8,638
SHAREHOLDERS' EQUITY	
Common stock, no par value; shares authorized 1,000; shares issued 100; outstanding 70	$ 1,000
Additional paid-in capital	55,000
Retained earnings (deficit)	(23,191)
Less 30 shares of Treasury Stock, at cost	(5,000)
Total Shareholders' Equity	$ 27,809
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 36,447

The accompanying notes are an integral part of this financial statement.

OAKBROOK INVESTMENT BROKERS, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Illinois on January 30, 1987. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities. Operations began June 23, 1988.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Long Securities - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market value (or fair value) is included in income.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date at the time of acquisition of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and which are commonly referred to as "money market funds."

Furniture and Equipment - Depreciation is provided on a straight-line basis using an estimated useful life of five years.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

OAKBROOK INVESTMENT BROKERS, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

NOTE 2 - S CORPORATION ELECTION

The Company has elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the individual shareholder of the Company.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc. the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2001 the Company's net capital and required net capital were $24,801 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 35%.

NOTE 4 - LEASE COMMITMENTS

Quotation Services Lease - Minimum annual rentals under noncancellable lease for quotation services which expires November 30, 2003, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are $15,000 for 2002 and $13,750 for 2003. Total expenses for the year ended December 31, 2001 relating to this lease and a similar lease that terminated December 1, 2001 were $30,074. This amount includes additional charges pursuant to the lease agreement.

Occupancy Lease - Minimum annual rentals under noncancellable lease for office space which expires April 30, 2003 are $10,716 for 2002 and $3,608 for 2003. The total expense for office space for the year ended December 31, 2001 was $10,081.

NOTE 5 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK

The Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the

NOTE 5 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK - continued

customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity. The Company has deposited $25,000 with the Clearing Broker/Dealer to assure the Company's performance under the agreement. This amount is included in "Receivable from broker/dealers". The agreement may be terminated by either party with 90 days prior written notification. In addition, if the Company terminates this agreement at any time, it will be liable for the expenses incurred by the Clearing Broker/dealer in connection with converting or closing the accounts.

Customers of the Company may enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange traded options. As a writer of options, the customer receives a premium in exchange for giving the counterparty the right to buy or sell the underlying security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates. The Company's exposure to risk would consist of the amount necessary to satisfy the contractual requirement of these financial instruments should the customers fail to meet their contractual obligations.

NOTE 6 - PRIOR PERIOD ADJUSTMENT

Retained earnings at the beginning of 2001 has been adjusted to correct an error in which the commission revenue was understated by $45,376 for the year ended December 31, 2000. Had the error not been made, net income for 2000 would have been increased by $45,376. Because the Company has elected S Corporation status for federal income tax purposes and income taxes are therefore the responsibility of the Company's individual shareholder, there is no income tax effect of this error for the Company.